No Act

P.E. 2/11/2013



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





13000663

February 12, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/12/13

William H. Aaronson
Davis Polk & Wardwell LLP
william.aaronson@davispolk.com

Re: Comcast Corporation

Dear Mr. Aaronson:

This is in regard to your letter dated February 11, 2013 concerning the shareholder proposal submitted by the Province of St. Joseph of the Capuchin Order; Trinity Health; and the Sisters of St. Francis of Philadelphia for inclusion in Comcast's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Comcast therefore withdraws its January 15, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: (Rev) Michael H. Crosby, OFMCap.
Province of Saint Joseph of the Capuchin Order
mikecrosby@aol.com

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

William H. Aaronson

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4397 tel
212 701 5397 fax
william.aaronson@davispolk.com

February 11, 2013

Re: Comcast Corporation - Shareholder Proposal Submitted by the Province of St. Joseph of the Capuchin Order, Trinity Health and the Sisters of St. Francis of Philadelphia

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
(*via email: shareholderproposals@sec.gov*)

Ladies and Gentlemen:

In a letter dated January 15, 2013, we requested that the Staff of the Division of Corporation Finance concur that Comcast Corporation ("**Comcast**") could properly exclude from its proxy materials for its 2013 Annual Meeting of Shareholders a joint stockholder proposal (the "**Proposal**") submitted by each of the Province of St. Joseph of the Capuchin Order (the "**Lead Proponent**"), Trinity Health and the Sisters of St. Francis of Philadelphia (collectively, the "**Proponents**").

Attached as Exhibit A is a letter from the Lead Proponent to Comcast, dated February 9, 2013, stating that, on behalf of the Proponents, the Lead Proponent voluntarily withdraws the Proposal. In reliance on this letter, we hereby withdraw the January 15, 2013 no-action request relating to Comcast's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please call the undersigned at (212) 450-4397 if you should have any questions or concerns.

Very truly yours,



William H. Aaronson

Enclosure

(NY) 05726/016/2013PROXY/SHAREHOLDER.PROPS/PSJCO/PSJCO.Withdrawal.Letter.docx

EXHIBIT A

CORPORATE RESPONSIBILITY OFFICE
Province of St. Joseph Of the Capuchin Order

1015 North Ninth Street
Milwaukee, WI 53233
414-406-1265
MikeCrosby@aol.com

February 9, 2013

Cindy Gardner,
Senior Vice President,
Internal Communications
NBC Universal and
Corporate Affairs
Comcast Corporation

One Comcast Center
Philadelphia, PA 19103

Dear Ms. Gardner:

I want to thank you for your email of late last night in which you indicated your pleasure in another discussion with us regarding your continued efforts to make sure youth-rated movies do not contain depictions of smoking.

On December 3, 2012, in an effort to try to ensure compliance with the vision of the March 2012 Surgeon General's Report, we filed a shareholder resolution with Comcast to address the issue. This was part of an effort we wanted to make with every company, even those, like NBC Universal, that have always been willing to engage us on this issue. Thus our group's members filed resolutions to meet the deadlines of CBS and Time Warner.

While none have yet embraced the goal of the resolution-to have an R-rating for all movies that contain smoking (allowing for the Surgeon General's two exceptions) -that have given us enough assurance of their continued efforts to seriously address this issue, including the creation and publication of a policy by CBS and the recognition that events may merit an updating of its policy by Time Warner.

We wish we could have had a similar conversation with you. However, given my conversation earlier this week with Erin Armbrust and your subsequent email to me last evening indicating your willingness to continue our discussions on the matter, I believe our past history gives us enough reason to withdraw the resolution.

Thus, on behalf of the Province of St. Joseph of the Capuchin Order, Trinity Health and the Sisters of St. Francis of Philadelphia, I hereby withdraw the resolution filed by us, specifically that filed by me on behalf of my Province December 3, 2012.

I leave tomorrow for Dubai and other parts of the Middle East. We look forward to setting up a conversation after my return March 25. Hopefully, between now and then we can get a date for such a dialogue.

Sincerely,

~

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212 450 4000 tel
212 701 5800 fax

January 15, 2013

Re: ***Shareholder Proposal Submitted by The Province of St. Joseph of the Capuchin Order, Trinity Health and the Sisters of St. Francis of Philadelphia***

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
via email: *shareholderproposals@sec.gov*

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation ("**Comcast**" or the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2013 Annual Meeting of Shareholders (collectively, the "**2013 Proxy Materials**") a joint shareholder proposal (the "**Proposal**") and related supporting statement received from each of the Province of St. Joseph of the Capuchin Order, Trinity Health and the Sisters of St. Francis of Philadelphia (the "**Proponents**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the aforementioned proposal from the 2013 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponents to the Commission via email to *shareholderproposals@sec.gov*. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponents informing them of the Company's intention to exclude the Proposal from the 2013 Proxy Materials.

The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about April 5, 2013. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

Introduction

The Proposal, which as submitted by the Proponents is attached hereto as Exhibit A, requests that:

> the Board of Directors take the steps necessary to implement the Surgeon General's recommendations by voluntarily rating "R" (or its equivalent) all movies, DVDs and TV productions depicting smoking (allowing for [exceptions for films that "portray a historical figure who smoked and those that portray the negative effects of tobacco use" (the "**Two Exceptions**")]) and report to shareholders by September 2013 on progress in achieving this goal.

Comcast respectfully requests that the Staff concur with its view that the Proposal may be properly omitted from the 2013 Proxy Materials pursuant to the provisions of Rule 14a-8(i)(7), because the Proposal concerns a matter relating to the Company's ordinary business operations, and/or Rule 14a-8(i)(6), because the Company lacks the power or authority to implement the Proposal.

Grounds for Omission

I. The Proposal may be omitted from the 2013 Proxy Materials under Rule 14a-8(i)(7) because it deals with a matter relating to Comcast's ordinary business operations

Rule 14a-8(i)(7) allows a company to omit a shareholder proposal from its proxy materials if such proposal deals with a matter relating to the company's ordinary business operations. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at annual shareholders meetings." Exchange Act Release No. 34-40018 (May 21, 1998) (the "**1998 Release**"). This general policy reflects two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The 1998 Release, citing in part Exchange Act Release No. 12999 (Nov. 22, 1976). The Proposal implicates both of these considerations.

The Proposal deals with a matter fundamental to management's ability to run the Company: decisions regarding the nature, presentation and content of television programming and film production.

Comcast, through its subsidiary NBCUniversal, is a leading producer and distributor of creative programming for film and television. The nature, presentation and content of such programming are the result of the efforts of many individuals—from writers, directors and actors to producers and Company executives—who collaborate to create or acquire and distribute content that caters to a broad and diverse customer base. The extent to which tobacco products may or may not be depicted—prominently or otherwise—in any given film or television production of the Company with any particular rating is just one of innumerable decisions that must be made in order to create compelling and marketable television and film programming, taking into account—among other things—the anticipated rating and its business impact on potential audience, as well as marketing and distribution outlets. Likewise, the extent to which tobacco products are or are not depicted in any third-party film or television production is just one of innumerable factors that the Company takes into account in its decisions as to whether or not to acquire such productions for distribution, taking into account the same factors.

These recurring content-management decisions are essential to the successful day-to-day operation of the Company, and such decisions are simply not of the kind that can, as a practical matter, be subjected to direct shareholder oversight. Comcast must generate a wide range of content that appeals in many different ways to many different audiences at many different times. The Proposal seeks to categorically alter this fluid and complex decision-making process with a one-size-fits-all shareholder mandate. Moreover, because the creation and acquisition of film and television content is a complex endeavor that requires that decisions be made in response to myriad ever-changing business considerations, the shareholders would not be in a position to make an informed decision on content-related matters such as that raised in the Proposal. An attempt to micromanage the content of the Company's film and television content on the basis of a single issue or factor such as smoking would dramatically interfere with Comcast's ability to run a successful media-creation business.

The Company understands that the depiction (or lack thereof) of tobacco in its television and film programming is a particular content-management issue that should be taken seriously and, as a policy, discourages tobacco depictions in certain NBCUniversal motion pictures, giving scrutiny to their inclusion on a case-by-case basis in the complex-decision making process described above. However, as a business matter, the Company cannot practically and effectively manage its content decisions on any single-issue basis. And because of the significant business implications of current or anticipated ratings, which affect who may see television or film programming and where and how it may be marketed and distributed, these ratings inevitably serve as a key driver of, and constraint on, content-related choices. A single-issue shareholder constraint on the Company's creative process would interfere with management's ability to operate the Company's film and television business in a successful and sustainable way.

Decisions regarding the nature, presentation and content of programming and film production fall cleanly within the ambit of Comcast's ordinary business operations as that concept is understood in the context of Rule 14a-8(i)(7), and such decisions are not the type of decisions that are appropriate for shareholder consideration or oversight, as explained in the 1998 Release. That is why the Staff has consistently recognized that shareholder proposals seeking to regulate the portrayal of tobacco products in the content of film and television production relate to companies' "ordinary business operations" within the meaning of Rule 14a-8(i)(7). See, e.g., Time Warner Inc. (Jan. 21, 2005) (relating to a proposal requiring the Board to report to shareholders on "the impact on adolescent health arising from their exposure to smoking in movies ... and any plans to minimize such impacts in the future" could be omitted as related to ordinary business operations), General Electric Co. (Jan. 10, 2005) (same), The Walt Disney Company (Dec. 7, 2004) (same); Time Warner Inc. (Feb. 6, 2004) (relating to a proposal requiring "the formation of a committee to review data linking tobacco use by teens with tobacco use in youth-rated movies" could be omitted as related to ordinary business operations); The Walt Disney Company (Nov. 10, 1997) (relating to a proposal for a "thorough and independent review" of the "ways tobacco is portrayed in the company's films and programs produced for television" and "what, if any, influence such [portrayals] have on youth attitudes and behaviors related to smoking" could be omitted as related to ordinary business operations).[1]

This approach is consistent with that taken by the Staff in the context of shareholder proposals seeking to regulate the content of creative media programming outside of the smoking context. For example, in The Walt Disney Company (Nov. 9, 2004), the Staff concurred that the company could exclude a proposal requesting that the company's board end "liberal bias in its news telecasts" and "political-content films" because such content-based decisions related to the company's ordinary business operations. Likewise, in Time Warner Inc. (Feb. 24, 1997) the Staff concurred that the company could exclude a proposal requesting that the company research how some of its fictional characters have encouraged the bullying of children with speech disorders and whether cartoon characters with speech disorders should be retired. The same approach was taken in Time Warner Inc. (Feb. 2, 1993) (relating to a proposal calling for a "Corporate Lyric Review Committee" to screen troublesome content from its recordings) and General Electric Co. (Feb. 2, 1993) (relating to a proposal requesting that the Board review the company's TV broadcast standards regarding the role models it was creating for viewers).

Furthermore, all of these decisions are in keeping with the Staff's general approach to proposals seeking to limit companies' product-related choices more broadly. The Staff has long permitted exclusion of proposals on ordinary business grounds relating to businesses' choices to carry and sell a particular product that certain of its shareholders found objectionable. See e.g., Lowe's Companies, Inc. (Feb. 1, 2008) (relating to a proposal seeking to prohibit Lowe's from selling "devices which are cruel and inhumane to the target animals"); Marriott International, Inc. (Feb. 13, 2004) (relating to a proposal to prohibit the sale of sexually explicit material at Marriott owned and managed properties); Wal-Mart Stores, Inc. (March 12, 1996) (relating to a proposal to discontinue the sale of cigarettes at Wal-Mart stores).

Comcast is aware that proposals otherwise related to ordinary business operations may not be excludable if those proposals raise issues of significant social policy that "transcend . . . day-to-day business matters and raise policy issues so significant that [the proposal] would be appropriate for a shareholder vote." The 1998 Release. However, previous Staff decisions have declined to extend the significant-social-policy exception to smoking-related proposals made to companies that themselves do not manufacture tobacco products. Compare Gannett Co., Inc. (Mar. 18, 1993) (concurring in the ordinary-business exclusion of proposal requesting that the company prepare a report regarding how cigarette advertisements on the company's billboards or newspapers were perceived by customers and research and evaluate what policies and practices the company could be adopted to "ensure that cigarette advertisers adhere to their voluntary code of cigarette advertising"), with R.J. Reynolds Tobacco Holdings, Inc. (Mar. 7, 2002) (declining to concur in the exclusion of a proposal requesting that the company include information regarding "full and truthful information regarding ingredients that may be harmful to the consumer's health, the toxicity of the specific brand" and other similar health-risk information).

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[1] As recently as July 16, 2012, one of the Proponents, the Province of St. Joseph of the Capuchin Order, submitted a shareholder proposal requesting that News Corp.'s Board of Directors "oversee the creation of a special Committee to study the U.S. Surgeon General's findings in order to determine if any movies with tobacco imagery (subject to the Two Exceptions) should be rated "R" to avoid legal action by those who believe the company has led [their] children to take up tobacco use." News Corp submitted a no action request to have the proposal omitted from its proxy materials as related to "ordinary business" pursuant to Rule 14a-8(i)(7). Before the Staff could issue a ruling, the Proponent withdrew its request.

Like Gannet Co., Time Warner Inc., The Walt Disney Company and General Electric Co., Comcast is not in the business of manufacturing tobacco products.

The day-to-day creative decisions that must be made as part of the process of generating and distributing each unique piece of media content are not the kinds of decisions appropriately made by the Company's shareholders at the annual meeting. As a business matter, the Company cannot practically and effectively manage its content decisions on a single-issue basis. Given the complex nature of the decision-making process, the Company believes that its management team, not its shareholders, is best equipped to handle the various content decisions that are an integral part of the daily operations of its business and that these ordinary business decisions should not be subject to veto by any person or group with a particular special interest or viewpoint—well-intentioned or otherwise.

In light of the established precedent on this specific topic, the Company believes that the Proposal is properly excludable from the 2013 Proxy Materials under Rule 14a-8(i)(7), and the Company respectfully requests that the Staff concur in its view.

II. The Proposal may be omitted under Rule 14a-8(i)(6) because Comcast lacks the power and authority to implement the Proposal.

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal "if the company would lack the power or authority to implement the proposal." The Proposal requests that the Company or its Board of Directors rate "R" (or its equivalent) all movies, DVDs, and TV productions depicting smoking, subject to the Two Exceptions. Neither the Board of Directors nor the Company has the power or authority to determine that a film should be rated "R". Accordingly, Comcast respectfully requests that the Staff concur in its view that the Proposal may be excluded under Rule 14a-8(i)(6).

The Classification and Ratings Administration ("**CARA**"), established by the Motion Picture Association of America ("**MPAA**"), assigns film ratings. CARA operates as an independent division of the MPAA. Although Comcast's subsidiary NBCUniversal is one of the six major U.S. motion picture studios that is a member of the MPAA, the Company plays no direct role in the assignment of ratings to its films.

According to the CARA website, http://www.filmratings.com/filmRatings_Cara/#/home/, movie ratings are determined by a full-time board of 8-13 parents. Raters have no prior film industry affiliation, and CARA is independently financed by the fees it charges to rate films. As explained on the CARA website, members of the film industry may only be involved in the determination of ratings when a filmmaker believes the rating board erred in its assessment and the filmmaker appeals its film's rating. As further explained, such appeals rarely occur (usually in only 1-2% of cases), and, when they do, only about one-third of the very small number of appealed rating decisions are overturned by the board hearing the appeal. Moreover, pursuant to the terms set forth in the Classification and Rating Rules of the MPAA and the National Association of Theatre Owners ("**NATO**") (the "**Ratings Rules**," which are attached hereto as Exhibit B), Company executives may not participate in any aspect of appeals relating to the rating of a motion picture produced or distributed by the Company.[2] See Article IV, Section 2B of

[2] Although Company executives are not involved in assigning ratings to Company motion pictures, initially or on appeal, they do communicate with the designated CARA film raters regarding the rating of such motion pictures (for example, to discuss the impact of potential modifications of films on the rating that CARA may

the Ratings Rules (stating that "[n]o member of the Appeals Board may participate in any aspect of the appeal of the rating of a motion picture in which the member of any legal entity with which he or she is associated, or any affiliate of such an entity, has any interest"). The Ratings Rules prohibit the use of the "R" or other ratings symbols except as rated by CARA in accordance with the Ratings Rules.

Given the ratings process described above, neither the Company nor its Board of Directors has the power or authority to determine if any movies with tobacco imagery made by NBCUniversal should be rated "R" as required by the Proposal. Moreover, although the Ratings Rules permit proposals to revise the Ratings Rules, any such revisions are within the discretion of the CEO of the MPAA and the President of NATO. As the Company is only one of six member studios of the MPAA and is not a member of NATO, neither it nor its Board of Directors has the power or authority to change the Ratings Rules. Accordingly, the Company respectfully submits that the Proposal is excludable under Rule 14a-8(i)(6). [3]

Conclusion

Comcast believes that the Proposal may be properly excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(7) because issues relating to decisions regarding the content, sale, distribution, or manner of presentation of tobacco products in the Company's movies, DVDs, and TV productions are within the scope of Comcast's ordinary business operations. Comcast also believes that the Proposal may be properly excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(6) because it lacks the power or authority to implement the Proposal.

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assign). That is, Company executives communicate *with raters*, but do not participate *as raters*, regarding their own films. In the event the Company elects to submit an alternative version of a film for rating in accordance with the Rating Rules, the ratings assignment remains CARA's decision.

[3] The television industry designed a ratings system, the "TV Parental Guidelines," which was revised in consultation with advocacy groups and found acceptable by the Federal Communications Commission. The TV Parental Guidelines are described at http://tvguidelines.org/. Television networks or program producers voluntarily rate television programs (with certain exceptions, including news and sports programming) in accordance with age-based ratings that may be further explained with one or more "descriptors." For example, the rating category under the TV Parental Guidelines for "Mature Audience Only," or "TV-MA," designates that a program is "specifically designed to be viewed by adults" and "may contain one or more of the following: crude indecent language (L), explicit sexual activity (S), or graphic violence (V)." The accuracy and consistency of ratings are monitored by an Oversight Monitoring Board, which is comprised of both industry members and members of the advocacy community. These ratings work in conjunction with "V-Chip" technology built into the circuitry of most television sets to give parents information about program content and enable them to block programming selectively based on its rating.

Although NBCUniversal self-rates its television programs, NBCUniversal must apply these ratings to its programming in a manner consistent with the descriptions of the established ratings categories and with the application of the ratings by other broadcast and cable networks. Therefore, NBCUniversal does not have unfettered authority to determine which program elements—alone or in combination—dictate that a program is specifically designed to be viewed by adults. These decisions are constrained both by ratings practice and expectations, and by oversight of ratings for consistency among broadcast and cable networks. And, as described above under Section I of this letter, those decisions have significant business implications that constrain the Company's creative content-management choices.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this request. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur R. Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very Truly Yours,



William H. Aaronson

Enclosures

cc: Rev. Michael H. Crosby
Province of St. Joseph of the Capuchin Order

Catherine M. Rowan
Trinity Health

Tom McCarney
The Sisters of St. Francis of Philadelphia

Arthur R. Block
Comcast Corporation

EXHIBIT A

Corporate Responsibility Office

Province of Saint Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee, Wisconsin 53233
Phone: 414.406.1265
mikecrosby@aol.com

December 3, 2012

Arthur R. Block, Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

Dear Mr. Block:

Over the years shareholders connected to the Interfaith Center on Corporate Responsibility and As You Sow have engaged the various movie companies regarding the ongoing problem of smoking in youth-friendly movies. We can attest that, in our discussions with the studios, both before and now at Comcast, NBC Universal has been a leader in trying to address the issue. You are to be commended for the efforts of people like Erin Armbrust, Eddie Egan and Cindy Gardner. However the problem remains, with some of these being linked to entities in the production chain. Thus this proposal which we submit here to Comcast and which we plan to file with the other parents of movie studios.

The Province of St. Joseph of the Capuchin Order has owned at least $2,000 worth of Comcast Corporation New Class A common stock for over one year and will be holding it through next year's annual meeting which I plan to attend in person or by proxy. You will receive verification of our ownership from our Custodian under separate cover, dated December 3, 2012.

I am authorized, as Corporate Responsibility Agent of the Province, to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of Comcast Corporation shareholders. I do this in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

As always, I hope we can come to a mutually beneficial way of addressing the issue that would convince us of the value of withdrawing the enclosed resolution.

Sincerely yours,



(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent
Enc.

WHEREAS: Comcast's NBC Universal is a key contributor to youth adopting the addictive habit of smoking. The United States Surgeon General has shown that tobacco portrayals in youth-friendly movies are a major cause of young people beginning to smoke. The proponents of this shareholder resolution believe this leaves the Company liable to potential financial and reputational risk.

The 2012 Surgeon General's Report: "Preventing Tobacco Use among Youth and Young Adults" finds that adolescents whose favorite movie stars smoke on screen, or who are exposed to a large number of movies portraying smokers, are at a higher risk of smoking initiation. Among 10 to 14 year-old adolescents, those in the highest quartile of exposure to smoking in movies were 2.6 times as likely to begin smoking as those in the lowest quartile. Such data led the Surgeon General to conclude that the "evidence is sufficient to conclude that there is a *causal relationship* between depictions of smoking in the movies and the initiation of smoking among young people." [Emphasis supplied].

Citing the Surgeon General's Report, on May 8, 2012, the Attorneys General of 38 states and districts wrote the ten major movie studios urging them to eliminate tobacco depictions in youth-rated movies.

Acknowledging the problem, Universal was among the industry leaders in creating a policy and developing procedures to mitigate smoking in youth-friendly movies (G, PG and PG-13). While the Company was near the top among the major studios in not having tobacco impressions in youth-rated films since 2005, recently its record has changed. In 2011 it had among the most PG-13 films with smoking.

Because tobacco use remains the leading cause of preventable death, a wide range of national groups, including the Centers for Disease Control, World Health Organization, American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics and the national PTA are urging an "R" rating for movies with tobacco imagery. The Surgeon General's Report also calls for an "R" rating for all movies that depict smoking, stating:-"recent evidence supports expanding the "R" rating to include movies with smoking . . . [thus] making smoking initiation less likely". The Report suggests that exceptions might be made for films that "portray a historical figure who smoked and those that portray the negative effects of tobacco use."

RESOLVED: Shareholders request that the Board of Directors take the steps necessary to implement the Surgeon General's recommendations by voluntarily rating "R" (or its equivalent) all movies, DVDs and TV productions depicting smoking (allowing for the two exceptions noted above) and report to shareholders by September 2013 on progress in achieving this goal..

Supporting Statement

Proponents believe, along with the Surgeon General and most state's Attorneys General, that the depiction of smoking in movies creates a serious public health problem. Support for this resolution will help move our country's youth toward healthier lives.



THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

December 11, 2012

Arthur R. Block
Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

Dear Mr. Rosenthal:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Comcast for several years. Every day in the U.S., an estimated 3,800 young people smoke a cigarette for the first time, according to the United States Department of Health and Human Services. The Surgeon General has stated that the more smoking young people see in movies, the more likely they are to start smoking. With this in mind, it is troubling that smoking incidents per movie rose 36% from 2010 to 2011 in movies rated G, PG, or PG-13.

As a faith-based investor, I am hereby authorized to notify you of our intention to submit the attached shareholder proposal with Province of St. Joseph of the Capuchin Order. I submit it for inclusion in the proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholder meeting to move the resolution. Please note that the contact person for this resolution will be: Father Michael H. Crosby, OFMCap. His number is 414-406-1265, and his email address is: mikecrosby@aol.com

As verification that we are beneficial owners of common stock in Comcast, I enclose a letter from Northern Trust Company, our portfolio custodian/holder of record attesting to the fact. These shares have been held continuously for at least twelve months and it is our intention to keep these shares in our portfolio beyond the date of the next annual meeting.

Respectfully yours,

Tom McCaney

Tom McCaney
Associate Director, Corporate Social Responsibility

Enclosures

cc: Michael H. Crosby, OFMCap

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7764 Fax: 610-558-5855 E-mail: tmccaney@osfphila.org www.osfphila.org

WHEREAS: Comcast's NBC Universal is a key contributor to youth adopting the addictive habit of smoking. The United States Surgeon General has shown that tobacco portrayals in youth-friendly movies are a major cause of young people beginning to smoke. The proponents of this shareholder resolution believe this leaves the Company liable to potential financial and reputational risk.

The 2012 Surgeon General's Report: "Preventing Tobacco Use among Youth and Young Adults" finds that adolescents whose favorite movie stars smoke on screen, or who are exposed to a large number of movies portraying smokers, are at a higher risk of smoking initiation. Among 10 to 14 year-old adolescents, those in the highest quartile of exposure to smoking in movies were 2.6 times as likely to begin smoking as those in the lowest quartile. Such data led the Surgeon General to conclude that the "evidence is sufficient to conclude that there is a *causal relationship* between depictions of smoking in the movies and the initiation of smoking among young people." [Emphasis supplied].

Citing the Surgeon General's Report, on May 8, 2012, the Attorneys General of 38 states and districts wrote the ten major movie studios urging them to eliminate tobacco depictions in youth-rated movies.

Acknowledging the problem, Universal was among the industry leaders in creatinga policy and developing procedures to mitigate smoking in youth-friendly movies (G, PG and PG-13). While the Company was near the top among the major studios in not having tobacco impressions in youth-rated films since 2005, recently its record has changed. In 2011 it had among the most PG-13 films with smoking.

Because tobacco use remains the leading cause of preventable death, a wide range of national groups, including the Centers for Disease Control, World Health Organization, American Medical Association, American Heart Association, American Lung Association,American Academy of Pediatrics and the national PTA are urging an "R" rating for movies with tobacco imagery.The Surgeon General's Report also calls for an "R" rating for all movies that depict smoking, stating:"recent evidence supports expanding the "R" rating to include movies with smoking . . . [thus] making smoking initiation less likely". The Report suggests that exceptions might be made for films that "portray a historical figure who smoked and those that portray the negative effects of tobacco use."

RESOLVED:Shareholders request that the Board of Directors take the steps necessary to implement the Surgeon General's recommendations by voluntarily rating "R" (or its equivalent) all movies, DVDs and TV productions depicting smoking (allowing for the two exceptions noted above) and report to shareholders by September 2013 on progress in achieving this goal.

Supporting Statement

Proponents believe, along with the Surgeon General and most state's Attorneys General, that the depiction of smoking in movies creates a serious public health problem. Support for this resolution will help move our country's youth toward healthier lives.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000



Northern Trust

December 11, 2012

To Whom It May Concern:

This letter will confirm that the Sisters of St. Francis of Philadelphia hold at least $2,000 worth of Comcast Corp. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian/record holder for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in the nominee name of the Northern Trust Company.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act on their behalf.

Sincerely,

Sanjay Singhal
Vice President

TRINITY HEALTH

Novi, Michigan

Catherine M. Rowan
Director, Socially Responsible Investments
766 Brady Avenue, Apt. 635
Bronx, NY 10462
Phone: (718) 822-0820
Cell: (646) 305-6027
Fax: (718) 504-4787
E-Mail Address: rowan@bestweb.net

20555 Victor Parkway
Livonia, MI 48152
ph 734-343-1000

www.trinity-health.org

December 5, 2012

Arthur R. Block, Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

Dear Mr. Block,

Trinity Health, with an investment position of over $2000 worth of shares of Class A stock in Comcast Corporation, looks for social and environmental as well as financial accountability in its investments.

Proof of ownership of Class A stock in Comcast Corporation is enclosed. Trinity Health has continuously held stock in Comcast for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

We have been in dialogue with Comcast/NBC Universal for a number of years in regards to the health impacts on youth who are exposed to tobacco depictions in NBC Universal movies, and appreciate the efforts that the studio has made to address this critical public health concern. But with the growing attention to this public health concern, as exhibited by the US Surgeon General's report, "Preventing Tobacco Use among Youth and Young Adults", we believe our company needs to take extra measures.

Acting on behalf of Trinity Health, I am authorized to notify you of Trinity Health's intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The primary contact for this shareholder proposal is Rev. Michael H. Crosby of the Province of St. Joseph of the Capuchin Order mikecrosby@aol.com (414-406-1265). We look forward to a discussion with the Company on this proposal.

Sincerely,



Catherine M. Rowan
Director, Socially Responsibility Investments

enc


TRINITY HEALTH
10th
ANNIVERSARY



Northern Trust

December 5, 2012

TO WHOM IT MAY CONCERN:

Please accept this letter as verification that as of December 5, 2012, Northern Trust as custodian held for the beneficial interest of Trinity Health 15,885 shares of Comcast Corp Class A.

As of December 5, 2012, Trinity Health has held at least $2000 worth of Comcast Corp continuously for over one year. Trinity Health has informed us it intends to continue to hold the required number of shares through the date of the company's annual meeting in 2013.

This letter is to confirm that the aforementioned shares of stock are registered with Northern Trust, Participant Number 2669, at the Depository Trust Company.

Sincerely



Nicholas Diasio
Account Manager – Trust Officer

WHEREAS: Comcast's NBC Universal is a key contributor to youth adopting the addictive habit of smoking. The United States Surgeon General has shown that tobacco portrayals in youth-friendly movies are a major cause of young people beginning to smoke. The proponents of this shareholder resolution believe this leaves the Company liable to potential financial and reputational risk.

The 2012 Surgeon General's Report: "Preventing Tobacco Use among Youth and Young Adults" finds that adolescents whose favorite movie stars smoke on screen, or who are exposed to a large number of movies portraying smokers, are at a higher risk of smoking initiation. Among 10 to 14 year-old adolescents, those in the highest quartile of exposure to smoking in movies were 2.6 times as likely to begin smoking as those in the lowest quartile. Such data led the Surgeon General to conclude that the "evidence is sufficient to conclude that there is a *causal relationship* between depictions of smoking in the movies and the initiation of smoking among young people." [Emphasis supplied].

Citing the Surgeon General's Report, on May 8, 2012, the Attorneys General of 38 states and districts wrote the ten major movie studios urging them to eliminate tobacco depictions in youth-rated movies.

Acknowledging the problem, Universal was among the industry leaders in creating a policy and developing procedures to mitigate smoking in youth-friendly movies (G, PG and PG-13). While the Company was near the top among the major studios in not having tobacco impressions in youth-rated films since 2005, recently its record has changed. In 2011 it had among the most PG-13 films with smoking.

Because tobacco use remains the leading cause of preventable death, a wide range of national groups, including the Centers for Disease Control, World Health Organization, American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics and the national PTA are urging an "R" rating for movies with tobacco imagery. The Surgeon General's Report also calls for an "R" rating for all movies that depict smoking, stating:-"recent evidence supports expanding the "R" rating to include movies with smoking . . . [thus] making smoking initiation less likely". The Report suggests that exceptions might be made for films that "portray a historical figure who smoked and those that portray the negative effects of tobacco use."

RESOLVED: Shareholders request that the Board of Directors take the steps necessary to implement the Surgeon General's recommendations by voluntarily rating "R" (or its equivalent) all movies, DVDs and TV productions depicting smoking (allowing for the two exceptions noted above) and report to shareholders by September 2013 on progress in achieving this goal.

Supporting Statement

Proponents believe, along with the Surgeon General and most state's Attorneys General, that the depiction of smoking in movies creates a serious public health problem. Support for this resolution will help move our country's youth toward healthier lives.

EXHIBIT B

CLASSIFICATION AND RATING RULES

Effective as revised January 1, 2010

Motion Picture Association of America, Inc.
15301 Ventura Boulevard
Building E
Sherman Oaks, California 91403

National Association of Theatre Owners, Inc.
750 First St., NE, Suite 1130
Washington, D.C. 20002

CONTENTS

INTRODUCTION

The Classification and Rating Administration ("CARA") and the Classification and Rating Appeals Board were established by the Motion Picture Association of America, Inc. ("MPAA") and the National Association of Theatre Owners, Inc. ("NATO") as part of a voluntary system to provide information to parents to aid them in determining the suitability of individual motion pictures for viewing by their children. CARA is operated as an independent division of MPAA. The CARA Rating Board issues ratings for motion pictures exhibited and distributed in the United States.

The Rating Board does not determine the content that may be included in motion pictures by filmmakers, nor does it evaluate the quality or social value of motion pictures. By issuing a rating, it seeks to inform parents of the level of certain content in a motion picture (violence, sex, drugs, language, thematic material, adult activities, etc.) that parents may deem inappropriate for viewing by their children. It is not CARA's purpose to prescribe socially-appropriate values or to suggest any evolution of the values held by American parents, but instead to reflect the current values of the majority of American parents, so that parents benefit from and feel fairly informed by the ratings system.

The members of the MPAA and NATO are not involved in the Rating Board's determination of the ratings assigned to individual motion pictures. The Rating Board is self-supporting, based on fees it receives from producers and distributors of motion pictures submitted for rating. Those fees are assessed in relation to the negative cost of the submitted motion picture and the submitting party's yearly aggregate gross income from motion picture distribution.

Following are the Rules that govern the functioning of the rating system. They are intended to provide guidance to producers, distributors and exhibitors as well as to members of the public about the operation of the rating system and the meaning of the ratings.

ARTICLE I ORGANIZATION OF CLASSIFICATION AND RATING ADMINISTRATION

A. As outlined in these Rules, CARA rates motion pictures intended to be exhibited and distributed commercially to the public in the United States to provide parents information concerning the content of those motion pictures to help them determine each motion picture's suitability for viewing by their children.

B. The Rating Board of CARA is comprised as follows:

(1) A Chairperson, appointed by the Chairman of the MPAA with the concurrence of the President of NATO, who is ultimately responsible for the rating of all motion pictures submitted to CARA and for the operation and administration of CARA.

(2) Appropriate staff members, one of whom is designated Administrative Director by the Chairperson.

(3) Senior Raters, selected by the Chairperson from among the Raters, who have demonstrated experience and judgment in the rating of motion pictures. Senior Raters lead the deliberations of the Raters that result in the rating of individual motion pictures, then communicate with the rating contact for ratings about those motion pictures and ensure continuity and consistency of the ratings system.

(4) Raters, who participate in the rating of individual motion pictures together with the Chairperson and the Senior Raters. Raters serve for up to seven years, at the discretion of the Chairperson. The Chairperson attempts to select a group of Raters who represent the diversity of American parents.

C. Each member of the Rating Board must be a parent and may not have any other affiliation with the entertainment industry. The Chairperson and Senior Raters may have children of any age. Raters must have children between the ages of five and fifteen when they join the Rating Board and must leave the Rating Board when all of their children have reached the age of twenty-one.

D. The Chairperson of CARA will develop and maintain a curriculum of relevant materials for the initial training of Raters and for periodic review with them of the standards applied by the majority of American parents to determine the motion picture content suitable for viewing by their children.

E. The identities of the Chairperson of CARA and of the Senior Raters will be disclosed to the public and to producers and distributors who submit motion pictures for rating by CARA. The identity of the other Raters will not be disclosed, to protect them from being subject to pressure from members of the public and producers and distributors of motion pictures with respect to the rating of individual motion pictures.

ARTICLE II SUBMISSION OF MOTION PICTURES FOR RATING

Section 1. Motion Pictures That May be Submitted for Rating

A. For purposes of these Rules, "motion picture" includes feature motion pictures and shorts.

B. For purposes of these Rules, a motion picture is "exhibited" if it has been made commercially available for screening for paid admission in a commercial motion picture theatre for a run of at least seven consecutive days and has been advertised during that run in a manner considered normal and customary to the industry.

C. For purposes of these Rules, a motion picture is "distributed" if it has been made commercially available for sale or license to members of the public for personal home use. As used in these Rules, "distribution" does not include the distribution of a motion picture for theatrical exhibition unless otherwise specifically indicated.

D. CARA will rate any motion picture at any time before or after it is exhibited or distributed in the United States.

E. For purposes of these Rules, an "MPAA member" is any member of the MPAA, and any parent or subsidiary of such a member or of such a parent or subsidiary ("parent" and "subsidiary" relationships are those in which one legal entity has greater than a 50% ownership interest in another legal entity).

F. All motion pictures intended for exhibition in the United States produced or theatrically distributed by a member of the MPAA must be submitted to CARA for rating. Such motion pictures may only be exhibited in the United States with a CARA rating and rating descriptors and are subject to these Rules, as well as the Advertising Administration Rules.

G. Any motion picture not produced or theatrically distributed by a member of the MPAA may be submitted to CARA for rating in the same manner and under the same conditions as those applicable to submission of motion pictures by members of the MPAA. However, the producer or distributor of such a motion picture may elect not to accept the rating and rating descriptor for that motion picture, or to surrender the rating for the motion picture, and thereafter may exhibit or distribute the motion picture in the United States without a rating.

H. A rating certified by CARA for a motion picture may not be used in connection with the exhibition or distribution of any different version of that motion picture.

Section 2. Procedures for Submitting Motion Pictures for Rating

A. CARA will issue a rating only after the Rating Board has viewed the completed motion picture.

B. At the Chairperson's discretion, when the Chairperson determines that advance consultation may expedite the rating process or otherwise enhance the efficiency or integrity of the system, the producer or distributor of a motion picture may request that the Chairperson of CARA review elements of the motion picture (*e.g.*, the script, individual scenes, or segments of the motion picture) before submission of the completed motion picture for rating. The Chairperson may advise the producer or distributor about potential ratings and rating descriptor for the completed motion picture. Such consultation is solely for the information of the producer or distributor and will not be considered by the Rating Board in its rating of the motion picture or by the Appeals Board upon an appeal of the rating. Any such advice must be treated as confidential by the producer or distributor.

C. The producer or distributor submitting a motion picture for rating by the Rating Board must complete the Submittal Agreement and must pay the applicable fee in accordance with the then-current uniform schedule of fees. The current Agreement and schedule of fees are attached to these Rules.

D. The producer or distributor submitting a motion picture for rating must designate a representative (the "rating contact") who is authorized to communicate with CARA and to accept the rating and rating descriptor. All communications by CARA relating to the rating and rating descriptor of that submitted motion picture must be with the rating contact or with a person authorized by the rating contact to communicate with CARA about the rating and rating descriptor. Such communications must be treated as confidential at all times. The producer or distributor submitting that motion picture for rating also must designate a representative (the "advertising contact") who is authorized to communicate with the Advertising Administration regarding the approval of advertising for the motion picture and is responsible for compliance with the Advertising Administration Rules.

E. A motion picture submitted for rating is viewed by designated members of the Rating Board, including at least one Senior Rater. After the Raters view the motion picture, each Rater submits a preliminary ballot to the designated Senior Rater, giving the Rater's view of the appropriate rating of the motion picture. The Raters who viewed the motion picture then discuss the appropriate rating and reach agreement on a rating for the motion picture. After the Raters determine the rating of the motion picture, each Rater prepares a final ballot with his or her rating for the motion picture and details of the content of the motion picture that in his or her view require that rating. The Raters' ballots are treated at all times as confidential and are not disclosed outside CARA.

F. The Rating Board may view multiple versions of the motion picture submitted by the producer or distributor prior to certification of the rating. The Chairperson of CARA may regulate the intervals between consecutive screenings of such versions of a motion picture by the Rating Board to avoid the potential for diminished sensitivity to the content of the motion picture.

G. Every motion picture assigned a rating of PG, PG-13, R or NC-17 by the Rating Board also is assigned a "rating descriptor." This rating descriptor helps guide parents on the type of content that resulted in the motion picture being assigned that rating; modifiers indicate the type and intensity of specific elements in the movie. The rating descriptor does not constitute an exhaustive list of the type of content in the motion picture but reflects only the type of content in the motion picture that is strong enough to merit the rating category assigned to the motion picture. (*E.g.,* a motion picture rated R with a rating descriptor only for "sexual content" also may include language, depictions of violence or other rating relevant elements, but only at a PG-13 or lower level.) The rating descriptor for each rated motion picture is determined by the Chairperson of CARA or the Senior Rater, in conjunction with the Raters who viewed the motion picture, based on the elements of the motion picture identified in the ballots of the Raters who viewed the motion picture as elements that caused the motion picture to receive that rating.

H. After the Rating Board assigns a rating to the motion picture, CARA will inform the rating contact of that rating and the rating descriptor. The rating contact will advise CARA whether the producer or distributor accepts the rating and rating descriptor.

I. When the rating and rating descriptor for the motion picture are accepted by the rating contact, CARA will issue a Certificate to the holder of the distribution rights for the motion picture that identifies the producer or distributor of the motion picture that submitted the motion picture for rating, the rating of the motion picture, and the Certificate Number of the rating.

J. If the rating contact has not accepted the rating and rating descriptor for the motion picture within six (6) months of the assignment of the rating to the motion picture by the Rating Board, the Chairperson of CARA may require that the motion picture be re-screened by the Rating Board prior to certification of the rating and rating descriptor.

K. CARA may make and/or retain a copy of any version of any motion picture submitted for rating as a reference to compare it to any other version submitted for rating and, after a rating has been certified, to verify that the version being exhibited or distributed is the rated version, or for any other reason related to the rating of that motion picture or the administration of the rating system.

Section 3. Rating Classifications

A. Ratings and rating descriptors issued by CARA are intended to be used by parents to assist them in determining whether the motion picture is appropriate for their children to see and whether their children should be accompanied while seeing the motion picture. In rating a motion picture, the Rating Board evaluates each motion picture in its entirety and considers those aspects of the motion picture that most parents would consider in determining whether that motion picture is suitable for viewing by their children, including mature themes, language, depictions of violence, nudity, sensuality, depictions of sexual activity, adult activities (*i.e.* activities that adults, but not minors, may engage in legally), and drug use.

B. CARA assigns a rating to each motion picture. CARA assigns the rating the Rating Board believes would best reflect the opinion of most American parents about the suitability of that motion picture for viewing by their children. When CARA assigns a rating, it also provides a rating descriptor for that rating in order to better inform parents of the elements of the motion picture that caused the motion picture to be given that rating.

C. CARA assigns one of the following ratings, with the following meanings, to each picture:

(1) G - General Audiences. All Ages Admitted.

A G-rated motion picture contains nothing in theme, language, nudity, sex, violence or other matters that, in the view of the Rating Board, would offend parents whose younger children view the motion picture. The G rating is not a "certificate of approval," nor does it signify a "children's" motion picture. Some snippets of language may go beyond polite conversation but they are common everyday expressions. No stronger words are present in G-rated motion pictures. Depictions of violence are minimal. No nudity, sex scenes or drug use are present in the motion picture.

(2) PG - Parental Guidance Suggested. Some Material May Not Be Suitable For Children.

A PG-rated motion picture should be investigated by parents before they let their younger children attend. The PG rating indicates, in the view of the Rating Board, that parents may consider some material unsuitable for their children, and parents should make that decision.

The more mature themes in some PG-rated motion pictures may call for parental guidance. There may be some profanity and some depictions of violence or brief nudity. But these elements are not deemed so intense as to require that parents be strongly cautioned beyond the suggestion of parental guidance. There is no drug use content in a PG-rated motion picture.

(3) PG-13 - Parents Strongly Cautioned. Some Material May Be Inappropriate For Children Under 13.

A PG-13 rating is a sterner warning by the Rating Board to parents to determine whether their children under age 13 should view the motion picture, as some material might not be suited for them. A PG-13 motion picture may go beyond the PG rating in theme, violence, nudity, sensuality, language, adult activities or other elements, but does not reach the restricted R category. The theme of the motion picture by itself will not result in a rating greater than PG-13, although depictions of activities related to a mature theme may result in a restricted rating for the motion picture. Any drug use will initially require at least a PG-13 rating. More than brief nudity will require at least a PG-13 rating, but such nudity in a PG-13 rated motion picture generally will not be sexually oriented. There may be depictions of violence in a PG-13 movie, but generally not both realistic and extreme or persistent violence. A motion picture's single use of one of the harsher sexually-derived words, though only as an expletive, initially requires at least a PG-13 rating. More than one such expletive requires an R rating, as must even one of those words used in a sexual context. The Rating Board nevertheless may rate such a motion picture PG-13 if, based on a special vote by a two-thirds majority, the Raters feel that most American parents would believe that a PG-13 rating is appropriate because of the context or manner in which the words are used or because the use of those words in the motion picture is inconspicuous.

(4) R - Restricted. Children Under 17 Require Accompanying Parent or Adult Guardian.

An R-rated motion picture, in the view of the Rating Board, contains some adult material. An R-rated motion picture may include adult themes, adult activity, hard language, intense or persistent violence, sexually-oriented nudity, drug abuse or other elements, so that parents are counseled to take this rating very seriously. Children under 17 are not allowed to attend R-rated motion pictures unaccompanied by a parent or adult guardian. Parents are strongly urged to find out more about R-rated motion pictures in determining their suitability for their children. Generally, it is not appropriate for parents to bring their young children with them to R-rated motion pictures.

(5) NC-17 - No One 17 and Under Admitted.

An NC-17 rated motion picture is one that, in the view of the Rating Board, most parents would consider patently too adult for their children 17 and under. No children will be admitted. NC-17 does not mean "obscene" or "pornographic" in the common or legal meaning of those words, and should not be construed as a negative judgment in any sense. The rating simply signals that the content is appropriate only for an adult audience. An NC-17 rating can be based on violence, sex, aberrational behavior, drug abuse or any other element that most parents would consider too strong and therefore off-limits for viewing by their children.

Section 4. Submission of Rated Motion Pictures for New and Different Ratings

A. CARA will replace a rating and rating descriptor for a motion picture with a rating and rating descriptor for a different version of the rated motion picture (also known as "re-rating" the motion picture) only if the originally rated version has not been exhibited or distributed in the United States. The Rating Certificate for the original version must be surrendered and canceled when the different version of the motion picture is submitted for re-rating and a new rating will be certified following the re-rating.

B. CARA will issue an additional rating and rating descriptor for any version of a motion picture different from the original version that has been exhibited or distributed in the United States, which for purposes of these Rules will be referred to as a "differently-rated" version. (The rating and rating descriptor for the motion picture may not be replaced after a version of the motion picture has been exhibited or distributed in the United States; only an additional rating may be issued then for a different version of the motion picture.)

C. If the original version has been exhibited in theatres in the United States, and the different version receives a different rating than the exhibited version or is unrated (or if the exhibited version was unrated), that different version may be exhibited, distributed, promoted or advertised in the United States only following the complete withdrawal everywhere in the United States from exhibition and related advertising of the original version ("withdrawal period").

D. After the completion of that withdrawal period, the originally rated version may be released in the home entertainment market, by itself or simultaneously with the differently-rated version.

E. The length of the withdrawal period must be sufficient to prevent confusion by the public between the original version and the differently-rated version. A withdrawal period of not less than ninety (90) days will be deemed sufficient to prevent such public confusion. Upon a showing of good cause by the submitting party, the Chairperson of CARA may determine that a withdrawal period of less than ninety (90) days is sufficient to prevent such public confusion in light of all of the circumstances related to that motion picture. In making such a determination, the Chairperson of CARA will consider, among other criteria, the following factors:

 (1) The number of theatres in which the original version of the motion picture has been exhibited;

 (2) The duration of each run;

 (3) The extent of the advertising and publicity for the original version of the motion picture;

(4) The extent of any other distribution of the original version of the motion picture; and

(5) Any other factors that might cause or mitigate public confusion about the rating of the motion picture between the original version and the differently-rated version.

The rating and rating descriptor for the differently-rated version may be certified immediately by the Rating Board. The rating and rating descriptor for the differently-rated version may be used with that different version only after the completion of the withdrawal period for the original version. If the Rating Board completes its rating of the different version prior to the withdrawal of the original version or during the withdrawal period, the Chairperson of CARA will specify in the Transmittal Letter for the Rating Certificate the end of the withdrawal period, if that date then can be determined, or that the differently-rated version may not be exhibited or distributed with the different rating until the completion of a suitable withdrawal period to be determined later by the Chairperson of CARA. The Chairperson of CARA will notify the CEO of the MPAA and the President of NATO of the date specified for the completion of the withdrawal period, if that date is less than ninety (90) days after the complete withdrawal of the original version of the motion picture from exhibition and related advertising. The CEO of the MPAA and the President of NATO may decide, for good cause, to specify a different date for completion of that withdrawal period.

F. The differently-rated version must display the following information prominently on its advertising and packaging: "This ____-rated version contains material different from the original ____-rated version"; and it must indicate in the title of the motion picture that the differently-rated version is different from the original version.

ARTICLE III PROPER USE OF THE RATINGS

Section 1. Use of the Ratings

A. The G, PG, PG-13, R and NC-17 rating symbols and legends are Certification marks registered by the MPAA with the United States Patent and Trademark Office. In order to ensure that the public is aware of the status of each of these marks, use of the standard trademark notice ® next to the rating symbol is required on materials issued to the public which include any of the rating marks. The rating symbols and legends may not be self-applied and may only be used with the authorization of the

MPAA in connection with motion pictures that have been rated by CARA, in accordance with the Rules set forth herein and the Advertising Administration Rules. The unauthorized use of the MPAA's rating symbols constitutes trademark infringement, creates public confusion and violates these Rules.

B. Once the rating and rating descriptor of a motion picture have been certified by CARA, all copies of that version of the motion picture that are exhibited or distributed in the United States must be identical to the copy rated by CARA and must use the CARA rating and rating descriptor for that version.

C. If a motion picture is rated, released, then edited and a different version is rated in accordance with these Rules, only the most recently rated version may be exhibited and it must carry the rating and rating descriptor associated with that differently-rated version of the motion picture. If the different version of the motion picture is placed in a different rating category than the original version, it may not be exhibited or distributed prior to the completion of the withdrawal period as specified in these Rules. However, two versions of a motion picture that have been placed in the same rating category by CARA may be exhibited or distributed simultaneously.

D. A rating is issued by CARA on the condition that all of the terms and conditions stated in these Rules, the Submittal Agreement, the certification letter and the Rating Certificate are binding on the producer or distributor who submits the motion picture, as well as its agents, assignees, or any other person or entity acting under the actual or apparent authority or license of the submitting producer or distributor, and on any other rightsholder that exhibits or distributes the motion picture in the United States after the issuance of that rating and on that other rightsholder's agents, assignees, or any other person or entity acting under that other rightsholder's actual or apparent authority or license.

E. At all times that a motion picture is submitted for a rating or while a motion picture with a rating is being exhibited, distributed or advertised, the producers and distributors of the motion picture must comply with the MPAA's Advertising Administration Rules. Failure to comply with the Advertising Administration Rules may result in suspension of the rating process or revocation of the Rating Certificate.

F. Rated motion pictures must bear prominently on every copy exhibited or distributed in the United States the number of the Rating Certificate and the official Seal of the MPAA with the words "Certificate Number," followed by the number of the Rating Certificate and the symbol of the rating assigned to the motion picture. To the extent possible, the Seal of the MPAA, the rating and number must be displayed in uniform type, size and prominence. The Chairperson of CARA may waive the requirements of this paragraph F for good cause for any motion picture for which the producer(s) and distributor(s) of the motion picture are not members of the MPAA.

G. If a rated version of a motion picture is distributed in the home entertainment market with audiovisual material in addition to the rated motion picture, such as deleted scenes, interviews, commentary, bonus material or other similar materials ("unrated content"), the distributor must comply with the Advertising Administration Rules with respect to such product and must include on the packaging of the product the following legend: "This product contains the ___-rated motion picture and additional unrated material" or a similar legend acceptable to the Advertising Administration.

Section 2. Violation of the Rules; Sanctions

A. Any violation of these Rules, the submittal agreement, the certification letter, the Rating Certificate, the Advertising Administration Rules or any other provisions governing the rating of a motion picture by CARA shall be grounds for the imposition of sanctions.

B. The following sanction may be issued for violation of the rules governing the rating system:

(1) CARA may revoke the rating issued by it to the motion picture;

(2) If the motion picture has not yet been rated, the rating process may be suspended or the motion picture may be removed from the rating process entirely;

(3) The rating process for any other motion pictures submitted for rating by the distributor (including any parent, subsidiary, affiliate, agent, servant, employee, licensee, sub-licensee, assignee or successor-in-interest to the distributor that is determined to have been responsible for the violation) may be suspended for such time as the Chairman of MPAA and the President of NATO determine is appropriate;

(4) The distributor (including any parent, subsidiary, affiliate, agent, servant, employee, licensee, sub-licensee, assignee or successor-in-interest to the distributor that is determined to have been responsible for the violation) may be suspended from participating in the rating system for such time as the Chairman of MPAA and the President of NATO determine is appropriate, but in no event, for more than ninety (90) days; and/or

(5) Any other sanction listed in these Rules or the Advertising Administration Rules and any sanction deemed appropriate by the Chairman of MPAA and President of NATO to remedy the violation.

Failure by CARA to seek a sanction for a violation of these Rules should not be construed as a waiver of the violation.

<u>Section 3. Proceedings for Imposing Sanctions</u>

A. An action for sanctions, other than for a violation of the Advertising Administration Rules, is commenced by CARA as follows:

(1) The Chairperson of CARA will advise the CEO of the MPAA in writing of the facts on which an appropriate sanction is sought, with a copy to the producer or distributor and, where possible, with telephonic notice thereof.

(2) In consultation with the CEO of the MPAA, the President of NATO, and the Chairperson of CARA, a date and time, no later than ten (10) business days after notice is given to the producer or distributor, will be set for a hearing to provide the producer or distributor an opportunity to be heard.

B. Sanctions proceedings will be heard by the CEO of the MPAA and the President of NATO or, in their absence, a designated officer of their respective organizations (other than the Chairperson of CARA or other member of the Rating Board). At the hearing, oral and documentary evidence may be introduced by the producer or distributor and by representatives of CARA. If the CEO of the MPAA and the President of NATO or their designees, upon review of the evidence, determine that the CARA Rules have been violated and that the violation has not been cured adequately, they may issue an appropriate sanction commensurate with the violation. The sanction proceeding will be decided as expeditiously as possible and a written determination will be made. The decision of the CEO of the MPAA and the President of NATO, or their designees, is final.

During the pendency of the sanction proceeding, the producer or distributor of the motion picture may take steps to cure the violation that gave rise to that proceeding. The CEO of the MPAA and the President of NATO may, in their discretion, determine that such violation has been effectively cured at any time prior to issuance of a final decision in the proceeding and may cancel the proceeding.

D. If the revocation of a rating is ordered pursuant to such sanction proceedings, all rated copies of that motion picture must be immediately withdrawn from exhibition and written request must be made to distributors of home entertainment for the return of all rated copies. A copy of all such requests will be provided promptly to the CEO of the MPAA and the President of NATO.

ARTICLE IV CLASSIFICATION AND RATING APPEALS BOARD

Section 1. Organization

A. The Classification and Rating Appeals Board ("Appeals Board") is composed as follows:

(1) The CEO of the MPAA or his/her representative (who is the Chairperson of the Appeals Board).

(2) Three representatives designated by each member company of the MPAA.

(3) The President of NATO or his/her representative.

(4) Up to three representatives designated by each of up to eight NATO members designated periodically by NATO.

(5) The MPAA and NATO may establish minimum qualifications for experience and job responsibilities for the representatives that may be designated to the Appeals Board by each their member companies.

(6) The CEO of the Independent Film & Television Alliance ("IFTA") or his/her representative.

(7) Up to two representatives designated by each of up to four independent producers or distributors of motion pictures, each of whom will be designated periodically by agreement of the CEO of

the MPAA and the President of NATO (provided that such independent producer or distributor agrees in writing to submit all of its motion pictures for rating by CARA and to release those motion pictures for exhibition only with their CARA rating).

(8) Up to two representatives of up to four entities not affiliated with a motion picture producer, distributor or exhibitor, designated periodically by agreement of the CEO of the MPAA and the President of NATO, each of whom is knowledgeable about: the standards generally applied by American parents for determining the suitability of motion pictures for viewing by their children; and, the appropriateness of various types of content for viewing by children.

B. The MPAA and NATO will encourage the designation of Appeals Board members who represent the diversity of American parents and who understand and respect the values of American parents.

C. Each member of the Appeals Board, other than the CEO of the MPAA, the President of NATO and the CEO of IFTA, will be appointed for a term of three (3) years and may be appointed for no more than two (2) consecutive full terms of three years each. Representatives of MPAA and NATO members will serve staggered terms, so that the term of one of its three representatives ends each year. At the discretion of the Chairperson of the Appeals Board, emeritus members of the Appeals Board may serve on the appeal of individual motion pictures if the current representatives of the MPAA or NATO member they represent are not available and their participation is necessary to meet the quorum requirements for an appeal.

D. Each member of the Appeals Board must attend a training session at the beginning of his or her initial term on the Appeals Board or upon reappointment to a second term. Training sessions are administered by MPAA and NATO and will include the Chairperson of CARA. Training sessions are designed to familiarize Appeals Board members with these Rules and with the procedures and processes of the Rating Board and the Appeals Board.

E. The CEO of the MPAA and the President of NATO may agree periodically to designate up to three additional organizations ("observer organizations") whose representatives are permitted to attend appeal proceedings. Those organizations must have a demonstrated interest in ensuring the accurate rating of motion pictures and the fair conduct of rating appeals.

Section 2. Responsibilities of the Appeals Board and Observers

A. The Appeals Board hears and determines appeals by motion picture producers or distributors of ratings certified by the CARA Rating Board.

B. No member of the Appeals Board may participate in any aspect of the appeal of the rating of a motion picture in which the member or any legal entity with which he or she is associated, or any affiliate of such an entity, has any interest. If a member of the Appeals Board is or becomes aware of any matter that could materially affect his or her independent judgment or scrupulous adherence to these Rules with respect to a particular appeal, the member must decline to participate in such appeal.

C. Except as permitted by these Rules, a producer or distributor appealing the rating of a motion picture may not communicate directly or indirectly with any member of the Appeals Board, other than the Chairperson of the Appeals Board, about the rating or the appeal prior to the appeal hearing. Any member of the Appeals Board who is contacted directly or indirectly by the producer or distributor prior to the appeal hearing must advise the Chairperson of the Appeals Board promptly of that communication. Such a communication may be grounds for dismissal of the appeal or other appropriate sanction, in the judgment of the Chairperson of the Appeals Board, given the nature and extent of the violation of this rule.

D. The Appeals Board will consider whether the majority of American parents would believe that a less restrictive rating should have been assigned to the motion picture. Members of the Appeals Board may vote to overturn the rating of the motion picture only if they believe that the rating assigned by the Rating Board was clearly erroneous, meaning that the Appeals Board member concludes that the rating assigned by the Rating Board clearly is inconsistent with the established standards for that rating.

E. The members of the Appeals Board and any observers must treat all appeal proceedings as confidential and may not discuss appeal proceedings except with the CEO or other representatives of the MPAA, the President or other representatives of NATO or other Appeals Board members. In the event of a violation of this rule, the Chairperson of the Appeals Board may apply appropriate sanctions to ensure the fairness and integrity of the appeals process.

F. An appeal may not be filed which (1) the Appellant knows is frivolous or lacks a substantial basis under these Rules; or (2) is intended to generate publicity for the motion picture rather than to assert a legitimate dispute with the rating assigned by the Rating Board. In the event of a violation of this rule, the Chairperson of the Appeals Board may apply appropriate sanctions to ensure the fairness and integrity of the appeals process.

Section 3. Procedures for Filing Appeals

A. The producer or distributor of a motion picture may appeal a rating certified by CARA.

B. An appeal from a rating certified by CARA must be instituted: 1) not more than twenty-five business days after the date on which the rating is certified by CARA; and, 2) not less than twenty-five business days before the initial public exhibition or distribution of that version of the motion picture in the United States. The Chairperson of the Appeals Board may grant a waiver of these deadlines only when the inability to comply with these deadlines is due to circumstances beyond the control of the Appellant or its agents.

C. The producer or distributor may only seek the next less restrictive rating on an appeal.

D. Only one appeal may be taken of the rating of each version of a motion picture and only two appeals total may be taken of the ratings of different versions of a motion picture.

E. An appeal of a rating certified by CARA is instituted as follows:

(1) The producer or distributor taking the appeal (the "Appellant") must send a notice of intent to appeal to the Chairperson of the Appeals Board, addressed as follows:

Chief Executive Officer
Motion Picture Association of America, Inc.
c/o Counsel to CARA
15301 Ventura Boulevard
Building E
Sherman Oaks, CA 91403

(2) A non-refundable check payable to the MPAA must be included with the notice of intent to appeal. The fee for an appeal is 10% of the fee for the rating of the motion picture, but not less than $250.

(3) The notice of intent to appeal must state: (i) the name of the motion picture; (ii) the rating assigned to the motion picture by the Rating Board; (iii) Appellant's intent to appeal; (iv) the running time of the rated version of the motion picture; and, (v) that the version of the motion picture to be screened at the appeal proceeding will be the same version that was rated by CARA.

F. Counsel to CARA will schedule the hearing on the appeal at a convenient date not less than ten (10) business days after an appeal has been instituted. Appeals will not be scheduled on Mondays or Fridays. For good cause, the CEO of the MPAA and the President of NATO may agree to schedule an appeal on earlier or different dates than provided by these Rules.

G. Appeals generally are held at an appropriate screening facility in the Los Angeles metropolitan area. However, the Chairperson of the Appeals Board, with the consent of the parties, may schedule an appeal to be held at a different location or in a different manner.

H. Before the appeal proceeding, the Appellant must arrange a screening of the motion picture for the Rating Board to confirm that the version of the motion picture to be screened at the appeal is the version of the motion picture rated by the Rating Board. A representative of CARA will retain the copy of the motion picture after the screening and deliver it the appeal proceeding.

I. A rating appeal may be cancelled by the Appellant at any time before the appeal hearing by sending a notice of cancellation of the appeal to the Chairperson of the Appeals Board, addressed in the same manner as the notice of the appeal.

J. A rating appeal must be completed not less than fourteen (14) calendar days before the initial public exhibition or distribution of that version of the motion picture in the United States.

K. If the rating of a motion picture is upheld by the Appeals Board, the producer or distributor may submit a different version of the motion picture to CARA for re-rating in accordance with these Rules.

Section 4. Conduct of Appeals

A. A quorum of the Appeals Board for an appeal is nine members, provided that at least three members designated by MPAA and its member companies and three members designated by NATO and its members are present. These quorum requirements may be waived upon the written agreement of the Chairperson of the Appeals Board, the Chairperson or other representative of CARA, and a representative of the Appellant.

B. The Chairperson of the Appeals Board and his or her representatives, members of the Appeals Board, representatives of designated observer organizations, and up to two (2) representatives each of the Appellant and of CARA may attend the appeal proceeding. All others, including members of the press, will be excluded.

C. The Appellant may be represented at the appeal only by persons involved in the production or distribution of the motion picture prior to the certification of the rating for the motion picture, or the Appellant may submit a written statement to be read during the appeal. The names of the Appellant's representatives or its written statement must be provided to the Chairperson of the Appeals Board not less than three (3) business days before the appeal hearing.

D. Representatives of designated observer organizations may observe the appeal proceeding, including the conduct of the vote by the Appeals Board, but may not participate as a member of the Appeals Board and may not speak or vote in the appeal proceeding.

E. No part of the appeal may be recorded or transmitted.

F. The appeal begins with the screening to the Appeals Board of the rated version of the motion picture.

G. The Appellant's representatives will then make a statement of the reasons for the Appeals Board to overturn the rating of the motion picture, which may not exceed fifteen minutes (or the Appellant's written statement will be read to the Appeals Board if the Appellant is not represented at the appeal).

H. The Chairperson of CARA or his or her representative will then make a statement of the reasons for the Appeals Board to uphold the rating of the motion picture, which may not exceed fifteen minutes.

I. The Appellant's representatives may reply to the statement by the Chairperson of CARA or his or her representative for not more than ten (10) minutes.

J. The Chairperson of CARA or his or her representative may reply to the statement by the Appellant's representatives for not more than ten (10) minutes.

K. After the parties have completed their presentations, members of the Appeals Board may ask the parties questions. The Chairperson of the Appeals Board will determine when to end such questioning.

L. The statements of the parties must address whether the rating assigned to the motion picture provides an appropriate advisory to American parents about whether the motion picture, taken as a whole, is suitable for viewing by their children.

M. The parties' statements may not refer to: 1) the impact of the rating on the exhibition, distribution or anticipated financial results of the motion picture; or, 2) ratings or classifications assigned to the motion picture in other countries.

N. The parties' statements may refer to similar content in any other motion picture that received a CARA rating, provided that Appeals Board members will be instructed as follows upon the occurrence of such comparative reference to other motion pictures:

   Each motion picture is unique and should be evaluated as a whole and the content of that motion picture should be analyzed in context. While comparisons to other motion pictures may prove helpful to evaluation of the rating being appealed, Appeals Board members are cautioned that such comparisons may be misleading and should therefore be disregarded if:

   - An Appeals Board member has not seen the entire referenced motion picture, or lacks sufficient recollection of the entire motion picture to form a judgment on its rating;
   - The content of the referenced motion picture, taken as a whole, was not comparable to the content of the motion picture on appeal;
   - The content at issue may have occurred in a differently rated, or unrated, version of the referenced motion picture;

- The values of a majority of American parents about the content that is appropriate for their children may fairly be said to have changed since the rating of the referenced motion picture; or,
- Other circumstances indicate that comparison to the other motion picture is unreliable or misleading.

An Appellant that intends to refer in support of its appeal to content in any other rated motion picture must advise the Chairperson of the Appeals Board of the titles of those other motion pictures not less than three (3) business days prior to the appeal. The Chairperson of CARA must advise the Chairperson of the Appeals Board of the titles of any other motion picture the Chairperson of CARA intends to refer to in support of the rating not less than two (2) business days prior to the rating appeal. The Chairperson of the Appeals Board will communicate those lists of titles to the parties prior to the appeal.

O. No statements by individuals not present during the appeal may be read, distributed or shown to the Appeals Board except as provided herein. The Appellant must advise the Chairperson of the Appeals Board of any material, other than the Appellant's statement in the Appellant's own words, that will be read, distributed or shown to the Appeals Board at least three (3) business days prior to the appeal. The Chairperson of the Appeals Board may prohibit the use of any material during the appeal that has not been properly identified by Appellant in accordance with this rule or that is misleading or inconsistent with the standards for determination of the appeal.

P. The Appellant's representatives and the Chairperson of CARA or his or her representative may assert that any matter raised during the parties' statements or during the question and answer period is not appropriate for consideration by the Appeals Board. The Chairperson of the Appeal will advise the Appeals Board whether any part of a party's statement or any question or answer is irrelevant to the appeal or violates these Rules.

Q. At the conclusion of the question and answer session, the Chairperson of the Appeals Board will excuse the parties from the appeal. The Chairperson of the Appeals Board and the Appeals Board members may then engage in a discussion of the merits of the appeal.

R. After such deliberations, a vote of the members of the Appeals Board will be taken by secret ballot. The Appeals Board must consider whether the majority of American parents would believe that a less restrictive rating should have been assigned to the motion picture. Members of the

Appeals Board may vote to overturn the rating of the motion picture only if they believe that the rating assigned by the Rating Board was clearly erroneous, meaning that they conclude that the rating assigned by the Rating Board clearly is inconsistent with the standards for that rating.

S. If more than one Appeals Board member representing any single company or organization attends an appeal, only one is eligible to vote at that appeal. The votes will be counted by the Chairperson of the Appeals Board and a representative of NATO or a NATO member, in the presence of the Appeals Board.

T. The Appeals Board may overturn the rating assigned to a motion picture by the Rating Board only upon the vote of two-thirds (2/3) or more of the members of the Appeals Board voting at the appeal.

U. The Chairperson of the Appeals Board will announce the results of the vote, including the vote tally, to the Appeals Board and then to the parties.

V. The Appeals Board may request the Chairperson of the Appeal to advise the CEO of the MPAA and the President of NATO that particular issues arising in the appeal suggest the need for a more specific interpretation, or re-interpretation, of these Rules.

W. Except as set forth above with regard to the waiver of an Appeals Board quorum, only the Chairperson of the Appeals Board may grant exceptions to or waivers of these Rules for the conduct of an appeal. Requests for an exception or waiver must be made in writing, submitted to the Chairperson of the Appeals Board at least ten (10) business days before the appeal hearing with a statement setting forth good cause for the waiver or exception.

ARTICLE V. ADMINISTRATION OF THESE RULES

A. These Rules provide the exclusive remedy for the resolution of all disputes in connection with the rating of a motion picture.

B. Any controversy or claim arising out of or relating to the rating of a motion picture or the appeal of such a rating pursuant to these Rules (including any dispute as to the validity, interpretation, enforceability or scope of these Rules or this paragraph), that cannot be settled though direct discussions, will be referred to mediation administered by JAMS before resorting to arbitration. Thereafter, any such unresolved controversy or claim (whether in contract or tort, pursuant to constitution, statute or regulation or in equity or otherwise) will be resolved by binding arbitration in Los Angeles, California, administered by JAMS in accordance with its Arbitration Rules and Procedures. The parties will make a good faith effort to select a mutually agreeable arbitrator. If the parties are unable to reach agreement on an arbitrator, one will be selected in accordance with the rules of JAMS. The arbitrator will apply applicable substantive law consistent with the Federal Arbitration Act, 9 U.S.C. §§ 1-16, and not any state law concerning arbitration. The remedy provided by this binding arbitration provision is final and exclusive. The prevailing party in such arbitration may file an action in court to confirm and to enforce the arbitration award. Any such action will be instituted in a state or federal court in Los Angeles County, California, and all parties agree, as a condition to participation in the rating process, to submit to the personal jurisdiction of those courts. Should either party pursue any other judicial or administrative action with respect to any matter included within the scope of this binding arbitration provision, the responding party will be entitled to recover its costs, expenses and attorneys' fees incurred as a result of such action, regardless of the outcome of that other action.

C. Proposals to revise these Rules must be made to the CEO of the MPAA and the President of NATO. Any participant in the rating system or member of the public may make such proposals. The CEO of the MPAA and the President of NATO may make such revisions to these Rules as they jointly agree are appropriate and may provide guidance on the interpretation of these Rules.

D. The CEO of the MPAA and President of NATO will confer at least twice yearly to discuss these Rules and the operation of CARA and the Appeals Board. The CEO of the MPAA or the President of NATO may invite other MPAA and NATO representatives to join those discussions. Additional conferences may be held as necessary.